UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A     .

Non-Consolidated Audit Report of Kookmin Bank
for Fiscal Year 2009
On March 12, 2010, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., disclosed the audit report for fiscal year 2009 (including the non-consolidated Korean GAAP financial statements of Kookmin Bank for the years ended December 31, 2009 and 2008 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such report have not been approved by the shareholders of Kookmin Bank and remain subject to change.
Kookmin Bank is furnishing the following document as an exhibit to this Form 6-K filing:
Exhibit 99.1: An English-language translation of the Non-Consolidated Audit Report of Kookmin Bank for FY 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 12, 2010	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO